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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)


                     Security Capital Corp. Wisconsin
                           _____________________

                             (Name of Issuer)


                               Common Stock
                           ____________________

                      (Title of Class of Securities)

                                 814133104
                                ___________

                              (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 5 Pages
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CUSIP No.    814133104

  1)  Name of Reporting Person
       S.S. or I.R.S. Identification No. of Reporting Person:

         MARSHALL & ILSLEY CORPORATION, I.D. No. 39-0452805

  2)  Check the Appropriate Box if a Member of a Group (See Instructions):
        (a)     [  ]
        (b)     [  ]

  3)  SEC Use Only

  4)  Citizenship or Place of Organization:     Wisconsin

      Number of Shares Beneficially Owned by Each Reporting Person With:

  5)  Sole Voting Power:.........400

  6)  Shared Voting Power:.......250

  7)  Sole Dispositive Power:....300

  8)  Shared Dispositive Power:..350

  9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    650

 10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
                                    N/A

 11)  Percent of Class Represented by Amount in Row 9:     Less than 5%

 12)  Type of Reporting Person (See Instructions):     HC

                             Page 2 of 5 Pages

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INSTRUCTIONS:

 A. Statements containing the information required by this Schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13-d(b) (2), if applicable.

 B. Information contained in a form which is required to be filed by rules under Section 13(f) (15 USC 78m(f)) for the same calendar year as that covered by a statement on this Schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this Schedule, copies of the relevant pages of such form shall be filed as an exhibit to this Schedule.

 C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

 Item 1(a).     Name of Issuer:

                     Security Capital Corp. Wisconsin

 Item 1(b).     Address of Issuer's Principal Executive Offices:

                         184 West Wisconsin Avenue
                            Milwaukee, WI 53203

 Item 2(a).     Name of Person Filing:

                       Marshall & Ilsley Corporation

 Item 2(b).     Address or Principal Business Office or, if none, Residence:

                          770 North Water Street
                        Milwaukee, Wisconsin  53202

 Item 2(c).     Citizenship:

                           Wisconsin Corporation

 Item 2(d).     Title of Class of Securities:

                               Common Stock

 Item 2(e).     CUSIP Number:

                                 84133104

                             Page 3 of 5 Pages

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 Item 3.    If this statement is filed pursuant to rules 13d-1 (b) (1), or
            13d-2 (b), check whether the person filing is a:
     (a)    [  ]  Broker or dealer registered under Section 15 of the Act
     (b)    [  ]  Bank as defined in Section 3 (a) (6) of the Act
     (c)    [  ]  Insurance Company as defined in Section 3 (a) (19) of the Act
     (d)    [  ]  Investment Company registered under Section 8 of the
                  Investment Company Act
     (e)    [  ]  Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940
     (f)    [  ]  Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Income Security Act of 1974 or Endowment fund: see Sec. 240.13d-1(b) (1)(ii) (F)
     (g)    [XX]  Parent Holding Company, in accordance with Sec. 240.13d-1
                  (b)(1)(ii)(G) (Note:  See Item 7)
     (h)    [  ]  Group, in accordance with Sec. 240.13d-1 (b) (1) (h) (H)

 Item 4.    Ownership.

     (a)    Amount Beneficially Owned:      650
     (b)    Percent of Class:     Less than 5%
     (c)    Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote:     400
            (ii)  Shared power to vote or to direct the vote:     250
            (iii) Sole power to dispose or to direct the disposition of:   300
            (iv)  Shared power to dispose or to direct the disposition of: 350

 Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more thatn five percent of the class of securities, check the following [X].

 Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

The following person is believed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of more than five percent of the outstanding class of shares: Security Employee Stock Ownership Plan

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

The parent holding company has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(g) and each relevant subsidiary hereby consents to the filing of this statement on its behalf by the parent company:

                          Marshall & Ilsley Trust Company
                          a Wisconsin trust company bank
                          Tax Identification No. 39-1186267

 Item 8.    Identification and Classification of Members of the Group.
                              Not applicable

                             Page 4 of 5 Pages
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 Item 9.    Notice of Dissolution of Group.     Not applicable

 Item 10.   Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1 (b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             June 4, 1997

Signature:        /s/ Patricia R. Justiliano

Name/Title:       Patricia R. Justiliano, Senior Vice President &
                  Corporate Controller



                             Page 5 of 5 Pages
(13G-SECURITY)